222 W Merchandise Mart Plaza Ste 1740 | Chicago, IL 60654 | 1.888.250.3409 | www.gohealth.com July 19, 2024 VIA EDGAR SUBMISSION Division of Corporate Finance U.S. Securities and Exchange Commission Washington, D.C. 20549 Attn: Joyce Sweeney and Kathleen Collins Re: GoHealth, Inc. Form 10-K for the Year Ended December 31, 2023 Form 8-K furnished May 9, 2024 File No. 001-39390 Dear Ms. Sweeney and Ms. Collins: On behalf of GoHealth, Inc. (the “Company”, “we”, “management”), I am hereby submitting responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in your letter dated June 13, 2024 with respect to the above- referenced Annual Report on Form 10-K (the “10-K”) and 8-K, as well as the Form 8-K/A furnished March 14, 2024. For your convenience, the text of each of the Staff’s comments is set forth in bold font below and is followed by the Company’s response to the comment. Terms not otherwise defined in this letter have the meanings set forth in the 10-K. Form 10-K for the Year Ended December 31, 2023 Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 46 1. You present a measure of Adjusted EBITDA margin both here and in your Form 8-K earning releases without presenting the most directly comparable GAAP measure of net income (loss) margin with equal or greater prominence. Please revise. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations (Non-GAAP C&DIs). Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will, in future filings, present Net Income (Loss) Margin, with equal or greater prominence, whenever Adjusted EBITDA margin is presented, consistent with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Key Business Performance and Operating Metrics, page 49 2. We note that your measure of Sales per Submission includes adjustments for lookback adjustments, which appears to create a measure based on non-GAAP revenue. Please explain how you calculate the adjustments, including the difference between the two lookback adjustments for 2021, and tell us the amount of such adjustments used in your calculations for each period presented. In your response provide us with a hypothetical example of a transaction to demonstrate the impact of the revenue and subsequent lookback adjustment on the Sales per Submission. Explain the basis for the lookback

222 W Merchandise Mart Plaza Ste 1740 | Chicago, IL 60654 | 1.888.250.3409 | www.gohealth.com adjustments used in determining Sales per Submission and specifically address how you considered whether such adjustments substitute individually tailored measurement methods for those of GAAP revenue. Refer to Question 100.04 of the Non-GAAP C&DIs. Response: The Company respectfully advises the Staff that, upon further consideration, the Company believes that Sales per Submission is not a non-GAAP financial measure, as it does not represent a measure of the Company’s total historical or future financial performance, financial position, or cash flow. Instead, management uses this metric to measure the performance of the Submissions generated in a reporting period, and accordingly the Company believes that Sales per Submission should be viewed as an operating or statistical measure excluded from non-GAAP financial measures under Item 10(e)(4) of Regulation S- K. In addition, this metric does not replace or adjust any GAAP metric, nor is there any directly comparable GAAP metric. As stated above, it is intended to present average performance on a per-Submission basis over time and not the financial performance of the Company for a reporting period. The Company has historically elected to present a detailed calculation of this metric starting with Medicare Revenue per Submission, for the purpose of increasing transparency with investors and providing investors with the information regarding how the Company calculates this metric and undertakes to continue to provide such information in the future. Further, the Company will revise the “Non-GAAP Financial Measures” section under “Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations,” as well as any other section in which this information may be presented, to remove references to this metric as a non-GAAP financial measure. Submissions, the denominator used to calculate this metric, as defined in our filings, is either (i) a completed application with our licensed agent that is submitted to the health plan partner and subsequently approved by the health plan partner during the indicated period, excluding applications through our Non-Encompass BPO Services or (ii) a transfer by our agent to the health plan partner through the Encompass operating model during the indicated period. The numerator used to calculate this metric represents the sum of revenues estimated to be collected over the life of only those Submissions as defined above (i.e., during the relevant period). As the intent of this metric is to measure the performance of Submissions generated in a reporting period, the Company adjusts for Lookback Adjustments to align revenues with the Submissions being analyzed. Lookback Adjustments represent out-of-period adjustments required under ASC 606 that do not relate to the Submissions of the reporting period in which the adjustment was recorded. If the revenues are not adjusted for the Lookback Adjustments the numerator and denominator would not represent the same population of Submissions. The Company believes that the metric provides useful information when evaluating the Company’s Submission performance over time and within the Company for managing the business. For additional background, and as stated in Company’s SEC filings, the Company records commissions revenue based on the expected total estimated lifetime value of commissions (“LTV”) estimated to be received from health plans, net of an estimated constraint. The LTV is inclusive of initial commissions and any renewal commissions to be received on such placements as long as the policyholder remains with the same insurance product. In accordance with ASC 606-10-32-14, on a quarterly basis the Company monitors and updates this estimate, at a vintage level, for outstanding vintages by reviewing and monitoring changes in the data used to estimate the LTV, and the cash received for each vintage as

GoHealth™

compared to the original estimates. Consistent with ASC 606-10-32-8 and 32-9, the Company analyzes these differences and, to the extent it believes differences in the estimates of the cash received are indicative of an increase or decrease to prior period LTVs and the related revenues previously recognized, the Company adjusts revenues for the affected vintages at the time such determination is made and when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Such an adjustment is referred to as a "Lookback Adjustment."

To further address the Staff's comment, "Lookback Adjustments reported during the indicated period per Submission" refers to the Lookback Adjustment recorded in the indicated period but related to prior period Submissions on a per Submission basis. "Lookback Adjustments attributed to 2021 per Submission" refers to the Lookback Adjustment recorded subsequent to 2021, but related to 2021 Submissions, on a per submission basis. There were no Lookback Adjustments recorded related to 2022 or 2023 Submissions.

The amount of Lookback Adjustments used in the Company's calculations for each period presented are as follows:

($s in thousands)	Twelve months ended Dec. 31, 2023	Twelve months ended Dec. 31, 2022	Twelve months ended Dec. 31, 2021
Lookback Adjustments reported during the indicated periods	-	$252,301[(a)]	$165,296[(b)]
Lookback Adjustments attributed to 2021	-	-	($208,848)

[(a)] Of the amount presented, $208,848 relates to Submissions sold in 2021 and the remaining $43,453 relates to Submissions sold in 2020 and prior periods
[(b)]The $165,296 relates to Submissions sold in 2020 and prior periods

Hypothetically, if during the twelve months ended December 31, 2023, the Company recorded a Lookback Adjustment of $50 million related to calendar year 2022 sales, the above table would be revised as follows:

($s in thousands)	Twelve months ended Dec. 31, 2023	Twelve months ended Dec. 31, 2022	Twelve months ended Dec. 31, 2021
Lookback Adjustments reported during the indicated periods	$50,000	$252,301	$165,296
Lookback Adjustments attributed to 2021 and 2022	-	($50,000)	($208,848)

Assuming total submissions in this hypothetical example of 826,159 and 862,656 for 2023 and 2022, respectively, the Sales per Submission related to Lookback adjustments would be presented as follows:

222 W Merchandise Mart Plaza Ste 1740 | Chicago, IL 60654 | 1.888.250.3409 | www.gohealth.com

GoHealth

	Twelve months ended Dec. 31, 2023	Twelve months ended Dec. 31, 2022	Twelve months ended Dec. 31, 2021
Lookback adjustments reported during the indicated periods per Submission	$61	$292	$151
Lookback Adjustments attributed to 2021 and 2022 per Submission		($58)	($190)

3. Please address the following as it relates to your measure of Cost per Submission:

- ***Clarify whether this measure is intended to represent cost of revenues on a per submission basis or something else. In this regard, we note you present a measure of adjusted gross margin per submission.***

Response: The Company respectfully advises the Staff that, upon further consideration, the Company believes that Cost per Submission is not a non-GAAP financial measure, as it does not represent a measure of the Company's total historical or future financial performance, financial position, or cash flow. Instead, management uses this metric to measure the cost of the Submissions generated in a reporting period, and accordingly the Company believes that Cost per Submission should be viewed as an operating or statistical measure excluded from non-GAAP financial measures under Item 10(e)(4) of Regulation S-K. This metric does not replace or adjust any GAAP metric, nor is there any comparable GAAP metric. It is intended to present average cost on a per Submission basis over time and not the performance of the Company for a reporting period. The Company has historically elected to present a detailed calculation of this metric starting with Operating Expense per Submission, for the purpose of increasing transparency with investors and providing investors with the necessary information regarding how the Company calculates this metric and, undertakes to continue to provide such information in the future. The Company will rename this metric in future filings as "Direct Cost per Submission". Further, the Company will revise the "Non-GAAP Financial Measures" section under "Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations," as well as any other section in which this information may be presented, to remove references to this metric as a non-GAAP financial measure.

The definition of Submissions, which is the denominator used to calculate this metric, is set forth in our response to Comment 2, above. The numerator used to calculate this metric represents the sum of operating expenses that are directly related to the generation of Submissions in a given reporting period. Such expenses include revenue share, marketing and advertising, and customer care and enrollment costs, excluding stock-based compensation costs. Revenue share represents payments related to health plans sold to consumers who were enrolled by partners with whom the Company has commission revenue sharing arrangements. Marketing and advertising expense consists primarily of expenses associated with acquiring consumers through the Company's direct, online advertising and marketing partner channels as well as through online, television, and direct mail advertisements. Customer care and

222 W Merchandise Mart Plaza Ste 1740 | Chicago, IL 60654 | 1.888.250.3409 | www.gohealth.com

222 W Merchandise Mart Plaza Ste 1740 | Chicago, IL 60654 | 1.888.250.3409 | www.gohealth.com enrollment expenses primarily consist of compensation and benefits costs for enrollment personnel who assist consumers during the health plan enrollment and application processes. Indirect operating costs, as further explained below, are not directly attributable to the acquisition of consumers and are primarily fixed costs that do not directly generate Submissions. To effectively measure the performance of the Submissions over time, it is important to align Submissions with the costs directly incurred to generate those Submissions. In regard to your reference to the presented measure of adjusted gross margin per submission, please refer to comment #4 below. • Describe the technology and general and administrative costs included in the indirect operating expense adjustment. To the extent these include normal cash operating expenses, tell us how you considered the guidance in Question 100.01 of the NonGAAP C&DIs. Response: As discussed in our response to the first bullet of Comment 3, above, Cost per Submission represents an operating or statistical measure and not a non-GAAP financial measure. Cost per Submission includes direct costs, as described above, and excludes technology and administrative costs as, the latter are primarily fixed costs and a) do not directly generate Submissions and b) do not tend to fluctuate with the number of submissions in a period. Technology expense consists of compensation and benefits costs for personnel associated with developing and enhancing the Company’s technology platform, data analytics and business intelligence, as well as maintaining the Company’s online presence and integrations with health plan partners and federal marketplaces. General and administrative expenses include compensation and benefits costs for employees working in the Company’s executive, finance, legal, human resources, and facilities departments. These expenses also include depreciation and amortization. • Explain how you determine the costs related to lookback adjustments considering the lookback adjustments appear to be subsequent revenue adjustments based on changes in estimates. Response: The Lookback Adjustments to revenue used in calculating Cost per Submission have a corresponding adjustment to “revenue share” within operating expenses to the extent the revenues adjusted related to contracts with revenue sharing components. A contract has a revenue sharing component if the consumer was enrolled by an external agency with whom the Company partners. If a consumer was enrolled by an external agency, the Company would receive all related commissions from the health plan partner and subsequently owe the external agency an agreed-upon share of such commissions (such share of commissions called “revenue share”). When our estimate of commissions revenue results in a lookback adjustment, it also results in an adjustment to the estimated amount of revenue share we will pay the external agents. • Explain the basis for the adjustments for the costs related to lookback adjustments and Non-Encompass BPO Services and specifically address how you considered whether such adjustments substitute individually tailored measurement methods for those of GAAP. Refer to Question 100.04 of the Non-GAAP C&DIs.

222 W Merchandise Mart Plaza Ste 1740 | Chicago, IL 60654 | 1.888.250.3409 | www.gohealth.com Response: As discussed in our response to the first bullet of Comment 3, above, Cost per Submission is an operating or statistical measure, not a non-GAAP financial measure. Accordingly, the Company believes that the guidance set forth in Question 100.04 of the Non-GAAP C&DIs would not be applicable. Regarding the comment on the Lookback Adjustments, please refer to our response set forth above to Comment 2. The Company respectfully acknowledges the Staff’s comment regarding Non-Encompass BPO Services and advises the Staff that adjusting for Non-Encompass BPO Services is useful to management and stakeholders and provides transparency because Non-Encompass BPO Services are not indicative of the Company’s ongoing performance. Consistent with the intent of the adjustments for Lookback Adjustments, the numerator of this metric is adjusted to align with only the Submissions in the denominator. A detailed definition of Submissions is included in our response to Comment 2, set forth above. As applications through our Non- Encompass BPO Services are excluded from Submissions, the Company excludes costs associated with these services in the direct cost of revenues. If we did not adjust direct cost of revenues to exclude Non-Encompass BPO Services, the numerator and denominator used to determine the metric would not represent the same population of Submissions. 4. Your measures Gross Margin per Submission and Adjusted Gross Margin per Submission imply that these measures represent revenue less the related cost of revenue. Please explain how Medicare revenues less total operating expenses on a per submission basis represents a gross margin per submission. In addition, explain what the Adjusted Gross Margin per Submission is intended to represent. Response: Adjusted Gross Margin per Submission (proposed to be renamed as Adjusted Operating Margin per Submission) is a metric and not a non-GAAP measure, and is intended to represent the direct operating margin of Submissions generated in a reporting period. Adjusted Gross Margin per Submission is the net of Sales per Submission and Cost per Submission described in Comment #2 and Comment #3 above. The Company respectfully acknowledges the Staff’s Comment and advises the Staff that the Company will rename Gross Margin per Submission and Adjusted Gross Margin per Submission to Direct Operating Margin per Submission and Adjusted Direct Operating Margin per Submission in future filings. Form 8-K furnished May 9, 2024 Exhibit 99.1 Press release, dated March 14, 2024 Use of Non-GAAP Financial Measures and Key Performance Indicators, page 3 5. Please address the following as it relates to your measure of Cash Adjusted EBITDA: • Tell us what this measure is intended to convey and specifically address the adjustments for change in commissions receivable and commissions payable. Response: The Company respectfully acknowledges the Staff’s Comment and advises the Staff that after further review the Company will exclude this KPI in future filings. The intent of this KPI was to provide management and stakeholders useful information to assess the Company’s performance by adjusting Adjusted EBITDA to include the impacts of net

222 W Merchandise Mart Plaza Ste 1740 | Chicago, IL 60654 | 1.888.250.3409 | www.gohealth.com commissions for active policies during a reporting period as evidenced by the net cash collected for such active policies. As the LTV represents commissions to be earned over several years in the future and is an estimate, from multiple years, this was intended to provide additional insights regarding commissions received in cash in a reported earnings period related to current and past revenue-generating activities. • Describe the reasons why you believe presenting this non-GAAP financial measure provides useful information to stakeholders. Response: Please see response under the first bullet of Comment #5. • Clarify whether this is a liquidity or performance measure and explain how you made such determination. Response: Please see response under the first bullet of Comment #5. • Provide us with a reconciliation from the most directly comparable GAAP measure of operating cash flows if this is intended to be a liquidity measure or net income (loss) if a performance measure Response: Please see response under the first bullet of Comment #5. 6. We note you present net revenue and Adjusted EBITDA excluding Non-Encompass BPO Services here as well as net revenue and Adjusted EBITDA excluding lookback adjustments in the March 14, 2024 Form 8-K/A. As the discontinuation of NonEncompass BPO services does not appear to have qualified to be presented as discontinued operations pursuant to ASC 205-20, please tell us how you considered whether excluding revenue and costs related to such operations represents a tailored accounting measure. In addition, tell us why you believe non-GAAP measures that exclude the impact of lookback adjustments do not substitute individually tailored revenue/cost recognition and measurement methods for those of GAAP. Refer to Question 100.04 of the Non-GAAP C&DIs. Response: After further review the Company will exclude the presentation of net revenues and Adjusted EBITDA excluding Lookback Adjustments and Non-Encompass BPO Services in future filings. The intent of adjusting was to provide additional insights to these measures relating to current period submissions and excluding services that are not indicative of the Company’s ongoing performance, Non-Encompass BPO Services.